EXHIBIT 23.4




 The Board of Directors
 Signature Brands USA, Inc. and subsidiary

 We consent to the incorporation by reference in the registration statements (Nos. 33-61610, 33-87950, and 333-21413) on Forms S-8 of Sunbeam
 Corporation of our report dated December 9, 1997, except as to paragraph 6 of Note 8, which is as of December 24, 1997, with respect to the consolidated balance sheets of Signature Brands USA, Inc. and subsidiary as of September 28, 1997 and September 29, 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended September 28, 1997, and all related schedules, which report appears in the September 28, 1997 annual report on Form 10-K of Signature Brands USA, Inc. and subsidiary.

 /s/ KPMG Peat Marwick LLP


 May 7, 1998